Exhibit 12.2

OfficeMax Incorporated and Subsidiaries
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Year Ended December 31					Three Months Ended March 31
	1999	2000	2001	2002	2003	2003	2004 (Restated)
	(thousands)

Interest costs	$146,124	$152,322	$129,917	$133,762	$134,930	$32,739	$41,601
Interest capitalized during the period	238	1,458	1,945	3,937	391	148	27
Interest factor related to noncapitalized leases (a)	13,065	13,394	11,729	11,128	15,974	2,763	29,285

Total fixed charges	159,427	167,174	143,591	148,827	151,295	35,650	70,913
Preferred stock dividend requirements — pretax	17,129	16,019	15,180	14,548	13,864	6,903	6,833

Combined fixed charges and preferred dividend requirements	$176,556	$183,193	$158,771	$163,375	$165,159	$42,553	$77,746

Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$355,940	$298,331	$(48,558)	$(12,214)	$19,297	$(29,395)	$94,165
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	(6,115)	(2,061)	8,039	2,435	(8,695)	59	(5,026)
Total fixed charges	159,427	167,174	143,591	148,827	151,295	35,650	70,913
Less interest capitalized	(238)	(1,458)	(1,945)	(3,937)	(391)	(148)	(27)

Total earnings before fixed charges	$509,014	$461,986	$101,127	$135,111	$161,506	$6,166	$160,025

Ratio of earnings to combined fixed charges and preferred dividend requirements	2.88	2.52	—	—	—	—	2.06

Excess of combined fixed charges and preferreddividend requirements over total earnings before fixed charges	$—	$—	$57,644	$28,264	$3,653	$36,387	$—

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.